UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

First Solar, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

336433107
(CUSIP Number)

Lukas T. Walton
In care of:
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	NAMES OF REPORTING PERSONS Lukas T. Walton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,192,358
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,192,358
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,192,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This filing constitutes Amendment No. 4 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2016 (the “Original Schedule 13D”) as previously amended by Amendment No. 1 filed with the SEC on September 21, 2020, Amendment No. 2 filed with the SEC on November 3, 2020, and Amendment No. 3 filed with the SEC on December 9, 2020 (the Original Schedule 13D as previously amended and as amended and supplemented by this Amendment, the “Schedule 13D”) by Lukas T. Walton in respect of shares of the common stock (“Shares”) of First Solar, Inc.

 Unless set forth below, all previous Items of the Original Schedule 13D as previously amended are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D as previously amended.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following text:

On December 17, 2020, TBI sold 1,953,000 Shares to a broker-dealer at a price of $85 per Share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Person is the beneficial owner of and has sole voting and dispositive power with respect to 5,192,358 Shares. Based on 105,976,169 outstanding Shares as of October 23, 2020, as reported by the Issuer in its Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on October 28, 2020, the Shares beneficially owned by the Reporting Person represent approximately 4.9% of the Issuer’s outstanding Shares.

On December 17, 2020, TBI sold 1,953,000 Shares to a broker-dealer and such Shares no longer remain beneficially owned by the Reporting Person, which caused the Reporting Person to cease to be a beneficial owner of more than 5% of the outstanding Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 21, 2020

By:	/s/ Lukas T. Walton
Name: Lukas T. Walton

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